January 10, 2025

Michael J. Rugen
Chief Financial Officer
New Era Helium Inc.
4501 Santa Rosa Drive
Midland, TX 79707

        Re: New Era Helium Inc.
            Registration Statement on Form S-1
            Filed December 30, 2024
            File No. 333-284076
Dear Michael J. Rugen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ross Carmel